Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Appointment of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 June 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Stock Code: 600029	Stock Short Name: China South Air	Notice No.: Lin 2023-036

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON APPOINTMENT OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the provision of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the ninth session of the Board has agreed by signing to unanimously pass the following resolution on 26 June 2023:

Agreed that Mr. Li Mian Song is appointed to be the Chief Service Officer of the Company.

The above senior management will serve for a term consistent with that of the current session of the Board.

The number of Directors supposed to be present for consideration was seven, of which seven attended the consideration in person. The manners and procedures for considering the above resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinions of the Independent Directors:

Mr. Li Mian Song is legally qualified to hold the office, and his nomination procedure is in compliance with relevant laws, regulations and the Articles of Association of the Company. He is capable of meeting the responsibility requirements for the appointed position. We hereby agree the Board to appoint the above personnel.

Independent Directors: Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping

The Board of Directors of
China Southern Airlines Company Limited 26 June 2023

Attachment: Resume of Mr. Li Mian Song

Li Mian Song, male, Han nationality, born in November 1968 (aged 54), native place Puning, Guangdong, began his career in July 1990. He joined the Communist Party of China in June 1993. He graduated from the Department of Chinese Language and Literature of Sun Yat-Sen University, majored in Chinese Language and Literature, and obtained a university degree. He holds a master’s degree in public administration from the School of Government of Peking University and a master’s degree in business administration for senior managers from the School of Economics and Management of Tsinghua University. He is a senior expert of political science. He served as Secretary of the discipline inspection committee and a member of the party committee of Beijing branch of the Company, Secretary of the party committee and Deputy General Manager of the Cabin Service Department of the Company in July 2014, Director of the Human Resources Department of China Southern Air Holding Company Limited in February 2017, Director of the Organization and Personnel Department (Office of the Party Group) of China Southern Air Holding Company Limited and Director of the Organization and Personnel Department (Office of the Party Group) of the Company in April 2017, and Deputy Party Secretary of the party committee of headquarter offices of China Southern Air Holding Company Limited in June 2019.